Vitro Diagnostics, Inc.
                             12635 E. Montview Blvd.
                                Aurora, CO 80010
                                 (720) 859-4120
                               Fax: (720) 859-4110
January 26, 2007

Attention: Vanessa Robertson
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

     Re: Vitro Diagnostics, Inc./Form 8-K dated January 16, 2007

Dear Ms. Robertson:

I am writing in response to your letter of January 18, 2007, and the Form 8-K filed by Vitro Diagnostics, Inc. (the "Company") on January 16, 2007. In response, please be advised that we have filed an amendment to the Form 8-K on January 24, 2007. In the amendment, we have complied with all of the comments in your letter. Specifically, the spelling of the new independent auditor for the Company was corrected to Schumacher & Associates, Inc. and all other information disclosed was identical to the original Form 8-K filed on January 16, 2007.

In connection with responding to these comments, the Company hereby acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event you have any further questions or comments, please feel free to contact me at the address or telephone number set forth above.

Sincerely,

Vitro Diagnostics, Inc.

/s/ James R. Musick
President, Chairman of the Board, Chief Operating and Financial Officer